FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  October 2, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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  Restricted Share Plan (the "Plan") Vesting of One-Third of Conditional Award

2 October 2002

Peter Giller, CEO of International Power, is remunerated entirely in shares under the terms of a Restricted Share Plan. On 2 October 2000, in accordance with the terms of this plan (which was approved by shareholders on 29 September
2000), Mr Giller received a conditional award of 677,564 ordinary shares in International Power plc. These shares vest in three equal tranches on the first, second and third anniversaries of 2 October 2000.

Having received the first tranche of 225,854 shares on 2 October 2001, Mr Giller has today received the second tranche of 225,855 shares. Mr Giller's total holding in the Company is now 333,611ordinary shares.

For further information

Media contact (Europe):
Aarti Singhal
+44 207-320-8681

Investor contact (Europe):
Grant Jones
+ 44 207-320-8619

Media & Investor contact (United States):
Paul Parshley
+1 508-922-3124

Notes to Editors:

International Power plc is a leading independent electricity generating company with 10,235MW (net) in operation, 910MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


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                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary




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